FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 16, 2009 announcing that Registrant will provide CAT Telecom Public Co. Ltd. (CAT) with a Gilat SkyEdge II broadband satellite network to serve rural locations throughout Thailand. CAT is Thailand’s state-owned public communications agency.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 16, 2009

Gilat to provide turnkey satellite communications network for Thailand’s public communications agency, CAT

– Network will be used to provide nationwide voice and Internet services –

Petah Tikva, Israel, June 16, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it will provide CAT Telecom Public Co. Ltd. (CAT) with a Gilat SkyEdge II broadband satellite network to serve rural locations throughout Thailand. CAT is Thailand’s state-owned public communications agency.

The turnkey VSAT networking solution, contracted by SCS-Loxley Consortium (Samart Communications Services) and Loxley Wireless Co. Ltd., includes equipment, installation, technical support and training. CAT will deploy Gilat SkyEdge II VSATs to provide rural citizens with telephony and broadband Internet access at public call offices nationwide as part of a Universal Service Obligation (USO).

“After evaluating several VSAT providers, we determined that Gilat provided the optimal combination of superior technology, qualified support and experience meeting USO obligations,” said Thongyai Chanthanawan, SCS-Loxley Consortium Director. “By providing optimal bandwidth efficiency, Gilat’s SkyEdge II platform will help ensure our deployment of the most cost-effective solution over the long term.”

N. Ranganathan, Gilat Network Systems’ RVP, Asia, said, “This is another example of Gilat’s ability to bring dependable telephony and broadband Internet services to citizens in a cost-efficient manner, regardless of geographic location. We will apply our innovation and experience to help CAT improve the quality of life for citizens in Thailand’s rural areas.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About CAT Telecom Public Co. Ltd.
In 2003, CAT was corporatized from the Communications Authority of Thailand. For more information, please visit www.cattelecom.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com